As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127047

PROSPECTUS

Coca-Cola Bottling Co. Consolidated

Offer to Exchange

$164,757,000 Principal Amount of Our 5.00% Senior Notes Due 2016

That Have Been Registered Under the Securities Act of 1933

For Any and All of Our Existing Unregistered

5.00% Senior Notes Due 2016

The exchange offer will expire at midnight, New York City time, on September 26, 2005, unless extended.

The Exchange Offer

•	We are offering the new notes, which have been registered with the Securities and Exchange Commission, in exchange for the old notes that were previously issued in an offering exempt from the Securities and Exchange Commission’s registration requirements. The terms of the exchange offer are summarized below and are more fully described in this prospectus.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•	We believe that the exchange of old notes for new notes should not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any cash proceeds from the exchange offer.

The New Notes

•	The terms of the new notes are identical in all material respects to the old notes, except that the offer of the new notes is registered under the Securities Act and the new notes have no transfer restrictions, rights to additional interest or registration rights.

•	There is no established trading market for the new notes or the old notes. We do not intend to apply for listing of the new notes on any securities exchange.

You should consider the “ Risk Factors” beginning on page 11 of this prospectus before you decide whether to participate in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 29, 2005.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided in this prospectus is accurate as of any date other than the date of this prospectus.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This prospectus incorporates important business and financial information about us that is not included in or delivered with the prospectus. You may obtain documents that are filed by us with the SEC and incorporated by reference into this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:

Steven D. Westphal

Senior Vice President and Chief Financial Officer

Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

Telephone: (704) 551-4400

To obtain timely delivery of documents incorporated by reference in this prospectus, you must request such documents no later than five business days prior to the expiration date. See “Where You Can Find More Information.”

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and is therefore qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus. It may not contain all the information that is important to you. We urge you to read carefully this entire prospectus and the other documents to which it refers to understand fully the terms of the new notes and the exchange offer. Unless otherwise specified, references in this prospectus to the “Company,” “we,” “us,” “our” and “ours” refer to Coca-Cola Bottling Co. Consolidated and its consolidated subsidiaries.

Coca-Cola Bottling Co. Consolidated

We produce, market and distribute carbonated and noncarbonated beverages, primarily products of The Coca-Cola Company. We are the second largest bottler of Coca-Cola products in the United States. In our soft drink operations, we hold bottling contracts under which we produce and market, in certain geographic regions, carbonated soft drink products of The Coca-Cola Company, including Coca-Cola classic, Coca-Cola with lime, caffeine free Coca-Cola classic, Vanilla Coke, diet Coke, diet Vanilla Coke, Coca-Cola Zero, diet Coke with lemon, diet Coke with lime, caffeine free diet Coke, Cherry Coke, diet Cherry Coke, Coca-Cola C2, TAB, Sprite, diet Sprite, Sprite Remix, Fanta flavors, Seagrams’ products, Mello Yello, Vault, Mr. PiBB, Sugar Free Mr. PiBB, Barq’s Root Beer, diet Barq’s Root Beer, Fresca, Minute Maid Lemonade, Minute Maid orange and diet Minute Maid orange sodas.

We also distribute and market other products of The Coca-Cola Company, including POWERade, Dasani water, Full Throttle, Minute Maid Adult Refreshments and Minute Maid Juices To Go, in certain of our markets. We produce and distribute Dr Pepper in some of our markets. We also distribute and market various other beverages, including Sundrop and Rockstar, in one or more of our markets under agreements with the companies that manufacture the concentrate for those beverages. In addition, we also produce soft drinks for other Coca-Cola bottlers.

Our principal soft drink is Coca-Cola classic. During the last three fiscal years, sales of products under the Coca-Cola trademark have accounted for more than half of our soft drink sales. In total, the products of The Coca-Cola Company accounted for approximately 90% of our net sales during 2004.

Our contracts with The Coca-Cola Company entitle us to produce and market The Coca-Cola Company’s soft drinks in bottles, cans and five-gallon, pressurized, pre-mix containers. We are one of many companies holding such contracts, but we have the exclusive right to distribute certain Coca-Cola trademark beverages for sale in our bottling territories. We have similar arrangements with Cadbury Schweppes.

Our soft drink products are sold and distributed directly by our employees to retail stores and other outlets, including food markets, institutional accounts and vending machine outlets During 2004, approximately 66% of our physical case sales volume to retail customers was sold for future consumption. The remaining volume was sold for immediate consumption, primarily through dispensing machines owned either by us, retail outlets or third-party vending companies.

We were incorporated in 1980 and our predecessors have been in the soft drink manufacturing and distribution business since 1902. We have grown significantly since 1984, when our bottling territory was concentrated in North Carolina and we had approximately $130 million of net sales. Since then, we have completed a series of acquisitions that significantly expanded our bottling territory and helped us to increase our net sales to approximately $1.3 billion in 2004. We now hold bottling rights from The Coca-Cola Company and other beverage companies covering the majority of North Carolina, South Carolina and West Virginia and portions of Alabama, Florida, Georgia, Kentucky, Mississippi, Pennsylvania, Tennessee and Virginia.

In 1993, along with The Coca-Cola Company, we formed Piedmont Coca-Cola Bottling Partnership (“Piedmont”). Piedmont distributes and markets the product offerings listed above in portions of North Carolina and South Carolina. We currently provide a portion of the finished product requirements for Piedmont at cost and receive a fee for managing Piedmont’s operations under a management agreement. Initially, we and The Coca-Cola Company each owned a 50% interest in Piedmont. We have subsequently purchased additional interests in Piedmont from The Coca-Cola Company and currently own a 77.3% interest in Piedmont.

The Coca-Cola Company currently owns 27.3% of our total outstanding Common Stock and Class B Common Stock on a combined basis. J. Frank Harrison, III, our Chairman and Chief Executive Officer, is party to a Voting Agreement and Irrevocable Proxy with The Coca-Cola Company pursuant to which, among other things, Mr. Harrison, III has been granted an Irrevocable Proxy for life concerning the shares of Common Stock and Class B Common Stock owned by The Coca-Cola Company. Mr. Harrison, III currently owns or controls approximately 92% of the combined voting power of our outstanding Common Stock and Class B Common Stock.

We are a Delaware corporation. Our principal executive offices are located at 4100 Coca-Cola Plaza, Charlotte, North Carolina 28211, and our telephone number is (704) 557-4400.

Capitalization

The following table sets forth our cash and cash equivalents, short-term debt (including the current portion of capital lease obligations), long-term debt, capital lease obligations (less the current portion), minority interest in subsidiaries, stockholders’ equity and total capitalization (excluding short-term debt) as of July 3, 2005. This table should be read in conjunction with our consolidated financial statements and related notes and the other financial information incorporated by reference into this prospectus.

As of July 3, 2005
(dollars in millions)
Cash and Cash Equivalents	$10.2

Short-Term Debt:
Revolving credit	$—
Current portion of capital lease obligations	1.8

Total short-term debt	$1.8

Long-Term Debt:
6.85% debentures due 2007	100.0
7.20% debentures due 2009	57.4
6 3/8% debentures due 2009	127.8
5.00% senior notes due 2012	150.0
5.30% senior notes due 2015	100.0
5.00% senior notes due 2016	164.8
Other debt	2.9

Total long-term debt	702.9
Capital Lease Obligations	78.3

Minority Interest in Subsidiaries	40.7

Stockholders’ Equity:
Common Stock, $1.00 par value	9.7
Class B common stock, $1.00 par value	3.1
Class C common stock, $1.00 par value	—
Capital in excess of par value	99.4
Retained earnings	48.2
Accumulated other comprehensive loss	(25.8)
Less: treasury stock, at cost	61.3

Total stockholders’ equity	73.3

Total Capitalization	$895.2

Selected Financial Data

The following selected financial data for each of fiscal years 2004, 2003 and 2002 has been derived from our audited consolidated financial statements which are incorporated by reference herein. The selected financial data for each of fiscal years 2001 and 2000 has been derived from our audited consolidated financial statements. The selected financial data for the six months ended July 3, 2005 and June 27, 2004 has been derived from our unaudited consolidated financial statements; however, in the opinion of management, all adjustments necessary for a fair statement of such information, consisting only of normal recurring adjustments, are reflected. Our six-month results should not be considered as indicative of the results to be expected for the entire year.

You should read the information below in conjunction with our consolidated financial statements and accompanying notes, as well as management’s discussion and analysis of results of operations and financial condition, all of which can be found in publicly available documents, including those incorporated by reference in this prospectus. See “Incorporation of Documents by Reference.”

	Fiscal Year (1)					Six Months Ended
	2000(2)	2001(3)	2002(4)	2003(3)	2004	June 27, 2004	July 3, 2005
	(dollars in millions, except per share data)
Statement of Operations Data:
Net sales	$938.7	$958.9	$1,198.3	$1,210.8	$1,256.5	$616.4	$664.0

Cost of sales, excluding depreciation expense	490.5	514.6	620.1	626.6	656.3	315.2	357.5
Selling, delivery and administrative expenses, excluding depreciation expense	311.3	305.9	406.2	421.3	442.0	218.5	224.3
Depreciation expense	64.8	66.1	76.1	76.5	70.8	35.3	34.2
Provision for impairment of property, plant and equipment	3.1	1.0	—	—	—	—	—
Amortization of intangibles	14.7	15.3	2.8	3.1	3.1	1.6	0.6

Total costs and expenses	$884.4	$902.9	$1,105.2	$1,127.5	$1,172.2	$570.6	$616.6

Income from operations	54.3	56.0	93.1	83.3	84.3	45.8	47.4
Interest expense	53.3	44.3	49.1	41.9	44.0	21.0	24.4
Gain on sale of bottling territory	8.8	—	—	—	—	—	—
Minority interest	—	—	6.0	3.3	3.8	2.1	2.0

Income before income taxes	9.8	11.7	38.0	38.1	36.5	22.7	21.0
Income taxes	3.5	2.2	15.2	7.4	14.7	9.3	8.8

Net income	$6.3	$9.5	$22.8	$30.7	$21.8	$13.4	$12.2

Basic net income per share	$.72	$1.08	$2.58	$3.40	$2.41	$1.48	$1.35

Diluted net income per share	$.71	$1.07	$2.56	$3.40	$2.41	$1.48	$1.35

Cash dividends per share:
Common	$1.00	$1.00	$1.00	$1.00	$1.00	$0.50	$0.50
Class B Common	$1.00	$1.00	$1.00	$1.00	$1.00	$0.50	$0.50

Balance Sheet Data:
Total assets	$1,062.1	$1,064.5	$1,353.5	$1,349.9	$1,314.1	$1,360.4	$1,332.9

Portion of long-term debt payable within one year	9.9	56.7	0.0	0.1	8.0	0.0	0.0
Current portion of obligations under capital leases	3.3	1.4	1.1	1.3	1.8	1.8	1.8
Obligations under capital leases	1.8	1.1	44.9	44.2	79.2	80.1	78.3
Long-term debt	682.2	620.2	807.7	802.6	700.0	744.4	702.9
Stockholders’ equity	28.4	17.1	32.9	52.5	64.4	62.5	73.3

(1)	All years presented are 52-week years except 2004 which is a 53-week year.
(2)	In September 2000, we sold a bottling territory which represented approximately 3% of the Company’s 2000 sales volume.

(3)	Income taxes for 2003 were reduced by several adjustments primarily resulting from a reduction in the valuation allowance for our deferred tax assets as a result of the completion of a state tax audit and a reorganization of our subsidiaries, which reduced income tax expense by $8.6 million. Income taxes for 2001 were favorably impacted by an income tax benefit of approximately $2.9 million, which resulted from the settlement of certain income tax matters with the Internal Revenue Service during the year.
(4)	On January 2, 2002, we purchased an additional interest in Piedmont Coca-Cola Bottling Partnership from The Coca-Cola Company, increasing our ownership in Piedmont to more than 50%. Due to the increase in ownership, the results of operations, financial position and cash flows of Piedmont have been consolidated with ours beginning in the first quarter of 2002. Our investment in Piedmont had been accounted for using the equity method for 2001 and prior years. In addition, we adopted the provisions of SFAS No. 142 at the beginning of 2002, which resulted in goodwill and intangible assets with indefinite useful lives no longer being amortized.

Ratio of Earnings to Fixed Charges

The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated.

	Fiscal Year (1)										Six Months Ended
	2000		2001		2002		2003		2004		June 27, 2004		July 3, 2005
Ratio of earnings to fixed charges	1.15	x	1.21	x	1.75	x	1.87	x	1.81	x	2.0	6x	1.85	x

(1)	Our fiscal year ends on the Sunday nearest December 31. All years presented are 52-week years, except for 2004, which was a 53-week year.

Summary of the Exchange Offer

On May 24, 2005, we announced an offer to exchange a new series of notes due 2016 and cash for up to $200,000,000 of our $250,000,000 6 3/8% Debentures due May 1, 2009, which we refer to as the “6 3/8% debentures,” and our $100,000,000 7.20% Debentures due July 1, 2009, which we refer to as the “7.20% debentures” and, together with the 6 3/8% debentures, as the “old debentures,” in a transaction exempt from the registration requirements of the Securities Act. In connection with that exchange offer, on June 24, 2005, we issued and sold $164,757,000 aggregate principal amount of 5.00% Senior Notes due 2016, which we refer to as the “old notes,” and paid $15.6 million in cash in exchange for $164,757,000 aggregate principal amount of old debentures. As part of that offering, we entered into a registration rights agreement with the dealer managers of the offering in which we agreed, among other things, to deliver this prospectus to you and to commence this exchange offer. The following is a summary of this exchange offer:

The Exchange Offer

We are offering to exchange $1,000 principal amount of our 5.00% Senior Notes due 2016 that have been registered under the Securities Act for each $1,000 principal amount of our outstanding 5.00% Senior Notes due 2016. In order to be exchanged, an old note must be validly tendered and accepted. All old notes that are validly tendered and not withdrawn will be accepted for exchange. As of the date of this prospectus, $164,757,000 aggregate principal amount of old notes are outstanding. We will issue new notes promptly after the expiration of the exchange offer.

Expiration Date	The exchange offer will expire at midnight, New York City time, on September 26, 2005 unless we extend the expiration date.

Settlement Date	The settlement date of the exchange offer will be the third business day following the expiration date or as soon as practicable thereafter.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. See “The Exchange Offer—Conditions to the Exchange Offer.”

Resales of New Notes

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, as long as you:

•	are acquiring the new notes in the ordinary course of your business;

•	are not participating in, and do not intend to participate in, a distribution of the new notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the new notes within the meaning of the Securities Act;

•	are not a broker-dealer who acquired the old notes directly from us; and

•	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

If you participate in the exchange offer, you will be required to represent to us that you satisfy each of the above conditions. If any of these conditions are not satisfied, you may not rely on the applicable interpretations of the staff of the SEC and you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offers or sales of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Consequences of Failure to Exchange

If you do not exchange your old notes for new notes, you will continue to be subject to the restrictions on transfer provided in the old notes and in the indenture governing the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Procedures for Tendering

If you wish to participate in the exchange offer and your old notes are held by a custodial entity, such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your old notes on your behalf pursuant to the procedures of that custodial entity. If your old notes are registered in your name, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at its address listed on the back cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, or “DTC,” must tender old notes through the Automated Tender Offer Program maintained by DTC, known as “ATOP,” by which the custodial entity and the beneficial owner on whose behalf the custodial entity is acting agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through ATOP.

Withdrawal of Tenders	Tenders of old notes may be withdrawn at any time before the expiration date.

Guaranteed Delivery Procedures	There are no guaranteed delivery procedures provided for in conjunction with the exchange offer under the terms of this prospectus and the accompanying letter of transmittal.

Amendments

If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of two to ten business days, depending upon certain factors, if the exchange offer would otherwise have expired during that two to ten business day period.

Taxation	The exchange of old notes for new notes to be issued in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

Exchange Agent

Global Bondholder Services Corporation is serving as the exchange agent in connection with the exchange offer. The address and telephone number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Fees and Expenses

We will bear all expenses incident to the exchange offer. If, however, a tendering holder handles the transaction through its bank, broker, dealer, trust company or other institution, that holder may be required to pay brokerage fees and commissions.

Use of Proceeds	We will not receive any proceeds from the issuance of new notes in the exchange offer. See “Use of Proceeds.”

Summary of the New Notes

The new notes we are issuing in the exchange offer and the old notes are identical in all material respects, except (a) the new notes are registered under the Securities Act, (b) the new notes do not contain transfer restrictions and registration rights, and (c) the new notes do not contain provisions relating to the payment of additional interest to holders of the old notes under circumstances related to the timing of the exchange offer. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. A brief description of the material terms of the new notes follows:

Issuer	Coca-Cola Bottling Co. Consolidated.

New Notes Offered	$164,757,000 aggregate principal amount of 5.00% Senior Notes due 2016.

Maturity Date	June 15, 2016.

Interest Rate

5.00% per annum. Interest on the new notes will accrue from June 24, 2005, the date on which interest began to accrue on the old notes, or from the most recent date to which interest has been paid or provided for on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.

Interest Payment Dates	June 15 and December 15 of each year, beginning December 15, 2005.

Ratings

The new notes are expected to be rated Baa2 by Moody’s Investors Service, Inc., or “Moody’s,” and BBB by Standard & Poor’s Ratings Services, or “S&P.” Such ratings reflect only the views of Moody’s and S&P, respectively, and are not recommendations to buy, sell or hold the new notes.

Ranking

The new notes will be senior unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. As of July 3, 2005, we had approximately $702.9 million of indebtedness outstanding on a consolidated basis, all of which would rank equally with the new notes.

Optional Redemption

We may redeem the new notes, in whole or in part at any time and from time to time, at the redemption price set forth under “Description of the New Notes—Optional Redemption,” plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

Form and Denomination

The new notes will be issued in fully registered form. The new notes will be represented by one or more global notes, deposited with a trustee as custodian for DTC and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global notes will be shown on, and any transfers will be effective only through, records maintained by DTC and its participants. Interests in global notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

Covenants

The indenture governing the new notes contains a limitation on our ability to incur or guarantee indebtedness that is secured by a mortgage on any of our principal properties in certain circumstances. The indenture also limits our ability to conduct certain sale and leaseback transactions with respect to our principal properties. See “Description of the New Notes—Certain Covenants with Respect to the New Notes.”

Events of Default	For a discussion of events that will permit acceleration of the payment of the principal of and accrued interest on the new notes, see “Description of the New Notes—Events of Default and Remedies.”

Listing	We do not intend to list the new notes on any securities exchange.

Governing Law	The new notes and the indenture will be governed by the laws of the State of New York.

Book-Entry Depository	DTC.

Trustee	Citibank, N.A.

RISK FACTORS

Your decision whether to participate in the exchange offer, and any investment in the new notes, will involve risk. You should carefully consider the following risks factors along with the risks and uncertainties discussed under “Disclosure Regarding Forward-Looking Statements” and the other information included or incorporated by reference in this prospectus, before making a decision to participate in the exchange offer.

You may have difficulty selling the old notes that you do not exchange.

If you do not exchange your old notes for new notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your old notes described in the legend on your old notes. The restrictions on transfer of your old notes arise because we issued the old notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. We do not intend to register the old notes under the Securities Act. To the extent old notes are tendered and accepted in the exchange offer, the trading market, if any, for the remaining old notes would be adversely affected.

You may find it difficult to sell your new notes because there is no existing trading market for the new notes.

You may find it difficult to sell your new notes because an active trading market for the new notes may not develop. There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange, so we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Although one or more dealer managers from our exchange offer that closed in June 2005 have informed us that they intend to make a market in the new notes, they are not obligated to do so, and any market-making may be discontinued at any time without notice. As a result, the market price of the new notes, as well as your ability to sell the new notes, could be adversely affected.

The consummation of the exchange offer may not occur.

We are not obligated to complete the exchange offer unless the conditions described herein are met or waived. Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their new notes, during which time those holders of old notes will not be able to effect transfers of their old notes tendered in the exchange offer, unless they withdraw their old notes.

Broker-dealers or noteholders may become subject to the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (i) exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the new notes or (ii) resells new notes that were received by it for its own account in the exchange offer may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act. In addition to broker-dealers, any noteholder that exchanges its old notes in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to be an “underwriter” and will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that noteholder.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus may contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements are identified by such words as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “predict,” or “project” and similar expressions. These statements include, among others, statements relating to:

•	increases in pension expense;

•	anticipated return on pension plan investments;

•	our ability to utilize net operating loss carryforwards;

•	our belief that other parties to certain contractual arrangements will perform their obligations;

•	potential marketing funding support from The Coca-Cola Company and other beverage companies;

•	our belief that the risk of loss with respect to funds deposited with banks is minimal;

•	anticipated additions to property, plant and equipment;

•	expectations regarding cash requirements for future income tax payments;

•	our belief that disposition of certain claims and legal proceedings will not have a material adverse effect on our financial condition, cash flows or results of operations;

•	our expectation of exercising our option to extend certain lease obligations;

•	our expectations regarding the exchange of the new notes for the old notes;

•	the effects of the closings of sales distribution centers;

•	our intention to continue to evaluate our distribution system in an effort to optimize the process of distributing products;

•	the upgrade of our ERP software system;

•	our belief that we have sufficient financial resources to maintain current operations and provide for our current capital expenditures and working capital requirements, scheduled debt payments, interest and income tax payments and dividends for stockholders;

•	our intention to reduce our financial leverage over time;

•	our belief that the cooperatives whose debt and lease obligations we guarantee have sufficient assets and the ability to adjust selling prices of their products to adequately mitigate the risk of material loss and that the cooperatives will fulfill their commitments under their debt and lease obligations;

•	our ability to issue $300 million of securities under acceptable terms under our shelf registration statement;

•	our belief that certain franchise rights are perpetual or will be renewed upon expiration;

•	our intention to provide for Piedmont Coca-Cola Bottling Partnership’s future financing requirements;

•	our key priorities for 2005 and the next several years;

•	our belief that our liquidity or capital resources will not be restricted by certain financial covenants in our credit agreements;

•	our belief that we have adequately provided for any ultimate amounts that are likely to result from tax audits;

•	our belief that cash provided by operating activities and our credit facilities will be sufficient to meet all of our anticipated cash requirements, including debt and capital lease requirements, through 2008;

•	our hypothetical calculation of the impact of a 1% increase in interest rates for the first half of 2005;

•	our hypothetical calculation of the impact of a 1% increase in interest rates on outstanding floating rate debt and capital lease obligations for the next twelve months as of July 3, 2005;

•	our beliefs regarding higher raw material packaging costs over the remainder of 2005 compared to the same period in 2004.

•	our belief that increases in our raw material packaging costs will occur at a slower rate in the second half of 2005;

•	our belief that the long-term benefits of our current selling prices outweigh the short-term impact on gross margins;

•	anticipated contributions to our Company-sponsored pension plans of approximately $9 million to $12 million in 2005;

•	our belief that compliance with environmental laws will not have a material adverse effect on our capital expenditures, earnings or competitive position;

•	our belief that soft demand for sugar carbonated soft drinks will continue;

•	our belief that the impact of the American Jobs Creation Act of 2004 and the related adoption of FAS 109-1 will reduce our effective income tax rate in 2005 by approximately 1%;

•	our beliefs and estimates regarding the impact of the adoption of certain new accounting pronouncements;

•	our belief that Coca-Cola Bottlers’ Sales and Services Company, LLC will increase purchasing efficiency and reduce future increases in cost of sales and other operating expenses;

•	anticipated product innovation in 2005; and

•	our expectation that growth in overall bottle/can volume will be primarily dependent upon continued growth in diet products, isotonics and bottled water as well as the introduction of new products.

These forward-looking statements involve risks, uncertainties and assumptions. Although we believe that the expectations reflected in these statements are based on reasonable assumptions, these statements are subject to risks and uncertainties that could cause anticipated events not to occur or actual results to differ materially from those projected. Risks and uncertainties that could adversely affect future periods include, but are not limited to:

•	lower than expected selling prices resulting from increased marketplace competition;

•	an inability to meet performance requirements for expected levels of marketing funding support payments from The Coca-Cola Company or other beverage companies;

•	changes in how significant customers market or promote our products;

•	reduced advertising and marketing spending by The Coca-Cola Company or other beverage companies;

•	an inability to meet requirements under bottling contracts with The Coca-Cola Company or other beverage companies;

•	the inability of our aluminum can or PET bottle suppliers to meet our purchase requirements;

•	significant changes from expectations in the cost of raw materials;

•	higher than expected insurance premiums and fuel costs;

•	lower than anticipated returns on pension plan assets;

•	higher than anticipated health care costs;

•	unfavorable interest rate fluctuations;

•	higher than anticipated cash payments for income taxes;

•	unfavorable weather conditions;

•	significant changes in consumer preferences related to nonalcoholic beverages;

•	an inability to increase selling prices, increase bottle/can volume or reduce expenses to offset higher raw material costs;

•	reduced brand and packaging innovation;

•	significant changes in credit ratings impacting our ability to borrow;

•	adverse or unanticipated outcomes arising from the disposition of certain claims and legal proceedings occurring in the ordinary course of business;

•	assessments of additional taxes resulting from audits of our tax filings for various periods;

•	terrorist attacks, war, other civil disturbances or national emergencies; and

•	changes in financial markets.

We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference herein might not occur.

USE OF PROCEEDS

We will not receive any proceeds from the issuance of the new notes in the exchange offer. In consideration for issuing the new notes, we will receive the old notes in like principal amount. The old notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness.

We issued the old notes on June 24, 2005 and paid $15.6 million in cash in exchange for $164,757,000 aggregate principal amount of old debentures. We did not receive any cash proceeds from that exchange offer.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

When we issued the old notes on June 24, 2005, we entered into a registration rights agreement with the dealer managers of that exchange offer. Under the registration rights agreement, we agreed to file a registration statement regarding the exchange of the old notes for new notes that are registered under the Securities Act. We also agreed to cause the registration statement to become effective with the SEC and to conduct this exchange offer after the registration statement is declared effective. We will keep this registration statement effective until the 180th day after this exchange offer is completed. The registration rights agreement provides that we will be required to pay additional interest to the holders of the old notes if:

•	the registration statement is not filed by September 22, 2005;

•	the registration statement is not declared effective by December 21, 2005;

•	neither the exchange offer has been completed nor the shelf registration statement that we are required to file under specified circumstances described in the registration rights agreement has been declared effective by January 20, 2006;

•	the shelf registration statement has not been declared effective by the 120th day after it is required to be filed;

•	after the registration statement has been declared effective, it ceases to be effective or usable prior to the consummation of this exchange offer; or

•	after the shelf registration statement, if any, has been declared effective, it ceases to be effective or usable for more than 60 days during any 12-month period in which it is required to be effective.

Additional interest will be paid for the period of the occurrence of the default (but only with respect to the default at any particular time) until the time that no default is in effect, at an amount per annum equal to 0.25% of the aggregate principal amount of old notes during the first 90-day period following the occurrence of such default which rate shall increase by an additional 0.25% during each subsequent 90-day period, up to a maximum of 0.50%. Additional interest will be paid on interest payment dates to the holders of record for the payment of interest. Any additional interest will constitute liquidated damages and will be the exclusive remedy, monetary or otherwise, available.

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and the letter of transmittal, which together constitute the terms of the exchange offer, we will accept any and all old notes validly tendered and not withdrawn prior to midnight, New York City time, on the expiration date.

We will not pay any accrued and unpaid interest on the old notes that we acquire in the exchange offer. Interest on the new notes will accrue from June 24, 2005, the date on which interest began to accrue on the old notes, or from the most recent date to which interest has been paid or provided for on the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.

The terms of the new notes are identical in all material respects to the terms of the old notes, except that:

•	the new notes are registered under the Securities Act;

•	the new notes do not bear legends restricting their transfer; and

•	the new notes do not contain registration rights, including rights relating to the payment of additional interest in specified circumstances relating to the exchange offer.

The new notes will evidence the same debt as the old notes. The new notes will be issued under the same indenture and entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $164,757,000 in aggregate principal amount of the old notes were outstanding. Old notes accepted for exchange will be retired and cancelled and not reissued.

We will be considered to have accepted validly tendered old notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us.

If we do not accept any tendered old notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these old notes, without expense, to the tendering holder as soon as practicable after the expiration date of the exchange offer.

If we successfully complete the exchange offer, any old notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of old notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the old notes would have to rely on exemptions from the registration requirements of the Securities Act.

We will conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC thereunder.

Expiration Date; Extensions; Amendments; Termination

For purposes of the exchange offer, the term “expiration date” means midnight, New York City time, on September 26, 2005, subject to our right to extend that time and date in our absolute discretion, in which case the expiration date means the latest time and date to which the exchange offer is extended.

We reserve the right, in our absolute discretion, by giving oral or written notice to the exchange agent, to:

•	extend the exchange offer; and

•	terminate or amend the exchange offer if a condition to our obligation to exchange old notes for new notes is not satisfied or waived on or prior to the expiration date.

If the exchange offer is amended in a manner that we determine constitutes a material change, we will extend the exchange offer for a period of two to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise have expired during that two to ten business day period.

We will notify holders of the old notes of any extension, amendment or termination of the exchange offer by press release or other public announcement. We will announce any extension of the expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date. We have no other obligation to publish, advertise or otherwise communicate any information about any extension, amendment or termination.

Settlement Date

We will deliver the new notes on the settlement date, which will be the third business day following the expiration date or as soon as practicable thereafter. We will not be obligated to deliver new notes unless the exchange offer is consummated.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to issue new notes and we may terminate the exchange offer or, at our option, modify, extend or otherwise amend the exchange offer, if any of the following conditions have not been satisfied or waived on or prior to the expiration date:

(1)	no action or event shall have occurred or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed to be applicable to the exchange offer or the exchange of old notes for new notes under the exchange offer by or before any court or governmental regulatory or administrative agency, authority or tribunal, including, without limitation, taxing authorities, that either:

(a)	challenges the making of the exchange offer or the exchange of old notes for new notes under the exchange offer or might, in our reasonable judgment, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might, in our reasonable judgment, otherwise adversely affect in any material manner, the exchange offer or the exchange of old notes for new notes under the exchange offer; or

(b)	in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or materially impair the contemplated benefits to us of the exchange offer or the exchange of old notes for new notes under the exchange offer;

(2)	nothing has occurred or may occur that would or might, in our reasonable judgment, prohibit, prevent or delay the exchange offer or impair us from realizing the anticipated benefits of the exchange offer;

(3)	there shall not have occurred (a) any general suspension of or limitation on trading in securities on the New York Stock Exchange or in the over-the-counter market, whether or not mandatory, (b) any material adverse change in the prices of the old notes, (c) a material impairment in the general trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect of banks by federal or state authorities in the United States, whether or not mandatory, (e) a commencement of a war, armed hostilities, terrorist act or other national or international calamity directly or indirectly relating to the United States, (f) any limitation, whether or not mandatory, by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (g) any material adverse change in the securities or financial markets in the United States generally or (h) in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof; and

(4)	the trustee with respect to the indenture for the old notes and the new notes shall not have objected in any respect to, or taken any action that could, in our reasonable judgment, adversely affect the consummation of the exchange offer or the exchange of old notes for new notes under the exchange offer, nor shall the trustee have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of old notes for new notes under the exchange offer.

The foregoing conditions are for our sole benefit and may be waived by us, in whole or in part, at our absolute discretion. Any determination made by us concerning an event, development or circumstance described or referred to above will be conclusive and binding.

If any of the foregoing conditions are not satisfied, we may, at any time on or prior to the expiration date:

•	terminate the exchange offer and return all tendered old notes to the respective tendering holders;

•	modify, extend or otherwise amend the exchange offer and retain all tendered old notes until the expiration date, as extended, subject, however, to the withdrawal rights of holders; or

•	waive the unsatisfied conditions with respect to the exchange offer and accept all old notes tendered and not previously validly withdrawn.

Resales of New Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. For further information on the SEC’s position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. We have not sought our own interpretive letter, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in interpretive letters to third parties. Based on these interpretations by the staff, we believe that the new notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by you, without further compliance with the registration and prospectus delivery provisions of the Securities Act, so long as you:

•	are acquiring the new notes in the ordinary course of your business;

•	are not participating in, and do not intend to participate in, a distribution of the new notes within the meaning of the Securities Act and have no arrangement or understanding with any person to participate in a distribution of the new notes within the meaning of the Securities Act;

•	are not a broker-dealer who acquired the old notes directly from us; and

•	are not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act.

By tendering the old notes in exchange for new notes, you will be required to represent to us that each of the above statements applies to you. If you are participating in, or intend to participate in, a distribution of the new notes, or have any arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in this exchange offer, you may not rely on the applicable interpretations of the staff of the SEC. In addition, in such case, you will have to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker dealer as a result of market-making activities or other trading activities, may be deemed to be an “underwriter” within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of new notes received in exchange for old notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution.”

Effect of Tender

Any tender by a holder, and our subsequent acceptance of that tender, of old notes will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the letter of transmittal. The acceptance of the exchange offer by a tendering holder of old notes will constitute the agreement by that holder to deliver good and marketable title to the tendered old notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.

Consequences of Failure to Exchange Old Notes

Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the restrictions on transfer set forth in the legend on the old notes and in the offering memorandum dated May 24, 2005, relating to the old notes. Except in limited circumstances with respect to specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of such old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register the old notes under the Securities Act or under any state securities laws.

Letter of Transmittal; Representations, Warranties and Covenants of Holders of Old Notes

Upon the submission of the letter of transmittal, or the agreement to the terms of the letter of transmittal pursuant to an agent’s message, a holder, or the beneficial holder of old notes on behalf of which the holder has tendered, will, subject to that holder’s ability to withdraw its tender, and subject to the terms and conditions of the exchange offer generally, be deemed to represent, warrant and agree, among other things, that:

(1)	it irrevocably sells, assigns and transfers to or upon our order or the order of our nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the holder’s status as a holder of, all old notes tendered thereby, such that thereafter the holder shall have no contractual or other rights or claims in law or equity against us or any fiduciary, trustee, fiscal agent or other person connected with the old notes arising under, from or in connection with those old notes;

(2)	it waives any and all rights with respect to the old notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those old notes;

(3)	it releases and discharges us and the trustee for the old notes from any and all claims the holder may have, now or in the future, arising out of or related to the old notes tendered thereby, including, without limitation, any claims that the holder is entitled to receive additional principal or interest payments with respect to the old notes tendered thereby, other than as expressly provided in this prospectus and in the letter of transmittal, or to participate in any redemption or defeasance of the old notes tendered thereby;

(4)	it has received and reviewed this prospectus;

(5)	it is the beneficial owner (as defined below) of, or a duly authorized representative of one or more beneficial owners of, the old notes tendered thereby, and it has full power and authority to execute the letter of transmittal;

(6)	the old notes being tendered thereby were owned, as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and we will acquire good, indefeasible and unencumbered title to those old notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when we accept the same;

(7)	it will not sell, pledge, hypothecate or otherwise encumber or transfer any old notes tendered thereby from the date of the letter of transmittal, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(8)	in evaluating the exchange offer and in making its decision whether to participate in the exchange offer by submitting a letter of transmittal and tendering its old notes, it has made its own independent appraisal of the matters referred to in this prospectus and the letter of transmittal and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us or the exchange agent, other than those contained in this prospectus, as amended or supplemented through the expiration date;

(9)	the execution and delivery of the letter of transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions described or referred to in this prospectus;

(10)	the submission of the letter of transmittal to the exchange agent shall, subject to the terms and conditions of the exchange offer, constitute the irrevocable appointment of the exchange agent as its attorney and agent and an irrevocable instruction to that attorney and agent to complete and execute all or any forms of transfer and other documents at the discretion of that attorney and agent in relation to the old notes tendered thereby in favor of us or any other person or persons as we may direct and to deliver those forms of transfer and other documents in the attorney’s and agent’s discretion and the certificates and other documents of title relating to the registration of old notes and to execute all other documents and to do all other acts and things as may be in the opinion of that attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the exchange offer, and to vest in us or our nominees those old notes;

(11)	if the old notes are assets of (i) an “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” that is subject to Title I of ERISA, (ii) a “plan” as defined in Section 4975 of the Internal Revenue Code of 1986, as amended, or the “Code,” (iii) a “governmental plan” as defined in Section 3(32) of ERISA or any other plan that is subject to a law substantially similar to Title I of ERISA or Section 4975 of the Code, or (iv) an entity deemed to hold plan assets of any of the foregoing, the exchange of the old notes and the acquisition, holding and disposition of the new notes will not result in a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any substantially similar applicable law;

(12)	it is acquiring the new notes in the ordinary course of its business;

(13)	it is not participating in, and does not intend to participate in, a distribution of the new notes within the meaning of the Securities Act and has no arrangement or understanding with any person to participate in a distribution of the new notes within the meaning of the Securities Act;

(14)	it is not a broker-dealer who acquired the old notes directly from us;

(15)	it is not an “affiliate” of ours, within the meaning of Rule 405 of the Securities Act; and

(16)	the terms and conditions of the exchange offer shall be deemed to be incorporated in, and form a part of, the letter of transmittal, which shall be read and construed accordingly.

The representations, warranties and agreements of a holder tendering old notes will be deemed to be repeated and reconfirmed on and as of the expiration date and the settlement date. For purposes of this prospectus, the “beneficial owner” of any old notes means any holder that exercises investment discretion with respect to those old notes.

Absence of Dissenters’ Rights

Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

Acceptance of Old Notes for Exchange; Delivery of New Notes

On the settlement date, new notes to be issued in exchange for old notes in the exchange offer, if consummated, will be delivered in book-entry form.

We will be deemed to accept validly tendered old notes that have not been validly withdrawn as provided in this prospectus when, and if, we give oral or written notice of acceptance to the exchange agent. Subject to the terms and conditions of the exchange offer, delivery of the new notes will be made by the exchange agent on the settlement date following receipt of that notice. The exchange agent will act as agent for tendering holders of old notes for the purpose of receiving old notes and transmitting new notes as of the settlement date. If any tendered old notes are not accepted for any reason described in the terms and conditions of the exchange offer, such unaccepted old notes will be returned without expense to the tendering holders as promptly as practicable after the expiration or termination of the exchange offer.

Procedures for Tendering

If you wish to participate in the exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, you must instruct that custodial entity to tender your old notes on your behalf pursuant to the procedures of that custodial entity.

To participate in the exchange offer, your must either:

•	complete, sign and date a letter of transmittal, or a facsimile thereof, in accordance with the instructions in the letter of transmittal, including guaranteeing the signatures to the letter of transmittal, if required, and mail or otherwise deliver the letter of transmittal or a facsimile thereof, together with the certificates representing your old notes specified in the letter of transmittal, to the exchange agent at the address listed in the letter of transmittal, for receipt on or prior to the expiration date; or

•	comply with the ATOP procedures for book-entry transfer described below on or prior to the expiration date.

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. The letter of transmittal, or a facsimile thereof, with any required signature guarantees, or, in the case of book-entry transfer, an agent’s message in lieu of the letter of transmittal, and any other required documents, must be transmitted to and received by the exchange agent on or prior to the expiration date at the address listed under “Exchange Agent.” Old notes will not be deemed to have been tendered until the letter of transmittal and signature guarantees, if any, or agent’s message, is received by the exchange agent.

The method of delivery of old notes, the letter of transmittal, and all other required documents to the exchange agent is at the election and risk of the holder. Holders should use an overnight or hand delivery service, properly insured. In all cases, sufficient time should be allowed to assure delivery to and receipt by the exchange agent on or prior to the expiration date. Do not send the letter of transmittal or any old notes to anyone other than the exchange agent.

If you are tendering your old notes in exchange for new notes and anticipate delivering your letter of transmittal and other documents other than through DTC, we urge you to contact promptly a bank, broker or other intermediary that has the capability to hold notes custodially through DTC to arrange for receipt of any new notes to be delivered pursuant to the exchange offers and to obtain the information necessary to provide the required DTC participant with account information in the letter of transmittal.

Book-Entry Delivery Procedures for Tendering Old Notes Held With DTC

If you wish to tender old notes held on your behalf by a nominee with DTC, you must:

•	inform your nominee of your interest in tendering your old notes pursuant to the exchange offer; and

•	instruct your nominee to tender all old notes you wish to be tendered in the exchange offer into the exchange agent’s account at DTC on or prior to the expiration date.

Any financial institution that is a nominee in DTC, including Euroclear and Clearstream, must tender old notes by effecting a book-entry transfer of old notes to be tendered in the exchange offer into the account of the exchange agent at DTC by electronically transmitting its acceptance of the exchange offer through the ATOP procedures for transfer. DTC will then verify the acceptance, execute a book-entry delivery to the exchange agent’s account at DTC and send an agent’s message to the exchange agent. An “agent’s message” is a message, transmitted by DTC to, and received by, the exchange agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgement from an organization that participates in DTC, which we refer to as a “participant,” tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the agreement against the participant. A letter of transmittal need not accompany tenders effected through ATOP.

Proper Execution and Delivery of the Letter of Transmittal

Signatures on a letter of transmittal or notice of withdrawal described under “—Withdrawal of Tenders,” as the case may be, must be guaranteed by an eligible guarantor institution unless the old notes tendered pursuant to the letter of transmittal are tendered for the account of an eligible institution.

If the letter of transmittal is signed by the holders of old notes tendered thereby, the signatures must correspond with the names as written on the face of the old notes without any alteration, enlargement or any change whatsoever. If any of the old notes tendered thereby are held by two or more holders, each of those holders must sign the letter of transmittal. If any of the old notes tendered thereby are registered in different names on different old notes, it will be necessary to complete, sign and submit as many separate letters of transmittal, and any accompanying documents, as there are different registrations of certificates.

If old notes that are not tendered for exchange pursuant to the exchange offer are to be returned to a person other than the tendering holder, certificates for those old notes must be endorsed or accompanied by an appropriate instrument of transfer, signed exactly as the name of the registered owner appears on the certificates, with the signatures on the certificates or instruments of transfer guaranteed by an eligible institution.

If the letter of transmittal is signed by a person other than the holder of any old notes listed in the letter of transmittal, those old notes must be properly endorsed or accompanied by a properly completed bond power, signed by the holder exactly as the holder’s name appears on those old notes. If the letter of transmittal or any old notes, bond powers or other instruments of transfer are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

No alternative, conditional, irregular or contingent tenders will be accepted. By executing the letter of transmittal, or facsimile thereof, the tendering holders of old notes waive any right to receive any notice of the acceptance for exchange of their old notes. Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which substitute certificates evidencing old notes for amounts not tendered or not exchanged are to be issued or sent, if different from the name and address of the person signing the letter of transmittal. If those instructions are not given, old notes not tendered or exchanged will be returned to the tendering holder.

All questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered old notes will be determined by us in our absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tendered old notes determined by us not to be in proper form or not to be tendered properly or any tendered old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive, in our absolute discretion, any defects, irregularities or conditions of tender as to particular old notes, whether or not waived in the case of other old notes. Our interpretation of the terms and conditions of the exchange offer, including the terms and instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent nor any other person will be under any duty to give that notification or incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

Any holder whose old notes have been mutilated, lost, stolen or destroyed will be responsible for obtaining replacement securities or for arranging for indemnification with the trustee of the old notes.

Withdrawal of Tenders

You may withdraw tenders of old notes at any time prior to the expiration date.

For a withdrawal of a tender to be effective, a written or facsimile transmission notice of withdrawal must be received by the exchange agent prior to the expiration date at its address listed in this prospectus. The withdrawal notice must:

(1)	specify the name of the tendering holder of old notes;

(2)	bear a description of the old notes to be withdrawn;

(3)	specify, in the case of old notes tendered by delivery of certificates for those old notes, the certificate numbers shown on the particular certificates evidencing those old notes;

(4)	specify the aggregate principal amount represented by those old notes;

(5)	specify, in the case of old notes tendered by delivery of certificates for those old notes, the name of the registered holder, if different from that of the tendering holder, or specify, in the case of old notes tendered by book-entry transfer, the name and number of the account at DTC to be credited with the withdrawn old notes; and

(6)	be signed by the holder of those old notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of those old notes.

The signature on any notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the old notes have been tendered for the account of an eligible guarantor institution. An “eligible guarantor institution” is one of the following firms or other entities identified in Rule 17Ad-15 under the Exchange Act (as the terms are used in Rule 17Ad-15):

(1)	a bank;

(2)	a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker;

(3)	a credit union;

(4)	a national securities exchange, registered securities association or clearing agency; or

(5)	a savings institution that is a participant in a Securities Transfer Association recognized program.

Withdrawal of tenders of old notes may not be rescinded, and any old notes validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the exchange offer. Validly withdrawn old notes may, however, be re-tendered by again following one of the procedures described in “—Procedures for Tendering” on or prior to the expiration date.

Exchange Agent

Global Bondholders Services Corporation has been appointed as the exchange agent for the exchange offer. Letters of transmittal and all correspondence in connection with the exchange offer should be sent or delivered by each holder of old notes, or a beneficial owner’s commercial bank, broker, dealer, trust company or other nominee, to the exchange agent at the address set forth below:

Global Bondholder Services Corporation, Exchange Agent

By Mail, Hand Delivery and Overnight

Courier:

65 Broadway-Suite 704

New York, New York 10006

By Facsimile (for Eligible Institutions only):

(212) 430-3775

Confirm by Telephone: (212) 430-3774

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery of the letter of transmittal. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent. Holders of old notes may also contact their commercial bank, broker, dealer, trust company or other nominee for assistance concerning the exchange offer. We will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which will be the aggregate principal amount of the old notes as reflected in our accounting records on the date of the exchange.

Other Fees and Expenses

We will bear the expenses of soliciting tenders of the old notes. The principal solicitation is being made by mail. Additional solicitations may, however, be made by e-mail, facsimile transmission, telephone or in person by our officers and other employees and those of our affiliates.

Tendering holders of old notes will not be required to pay any fee or commission to the exchange agent. If, however, a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, that holder may be required to pay brokerage fees or commissions.

Announcements

We may make any announcement required pursuant to the terms of this prospectus through a reasonable press release or other public announcement in our sole discretion; provided, that, if any such announcement is made by issuing a press release to the Dow Jones News Service, such announcement shall be reasonable and sufficient.

DESCRIPTION OF THE NEW NOTES

Provided below is a description of the specific terms of the new notes. This description is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture, including the definitions of terms in the indenture. When used in this section, the terms the “Company,” “we,” “our” and “us” refer solely to Coca-Cola Bottling Co. Consolidated and not to its consolidated subsidiaries.

General

We will issue the new notes under an indenture dated as of July 20, 1994 between us and NationsBank of Georgia, National Association, as trustee, and a supplemental indenture dated as of March 3, 1995 (as so supplemented, the “indenture”). On September 15, 1995, Citibank, N.A. succeeded to all of the rights, powers, duties and obligations of NationsBank of Georgia, National Association, as trustee under the indenture. The indenture will not limit the amount of additional unsecured indebtedness ranking equally and ratably with the new notes that we may incur. We may, from time to time, without the consent of the holders of the new notes, issue notes under the indenture in addition, and with identical terms, to the new notes. The statements in this prospectus concerning the new notes and the indenture are not complete and you should refer to the provisions in the indenture which are controlling. Set forth herein are certain defined terms used in the indenture. Reference is made to the indenture for the complete definition of all such terms, as well as any other capitalized term used herein for which no definition is provided. A copy of the indenture is filed as an exhibit to the registration statement of which this prospectus forms a part.

Maturity

The new notes will mature on June 15, 2016.

Interest

The new notes will bear interest from the settlement date at a rate per annum equal to 5.00%. Interest will accrue from the date of issuance of the old notes or from the most recent date to which interest has been paid or provided for on the old notes. We will pay interest on June 15 and December 15 of each year, starting December 15, 2005, to the persons in whose name the new notes are registered at the close of business on the preceding June 1 or December 1, except that the interest payable on the maturity date, or, if applicable, upon redemption, will be payable to the persons to whom the principal on the new notes is payable. Interest on the new notes will be computed on the basis of a 360-day year of twelve 30-day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent. If either a date for payment of principal or interest, the maturity date of the new notes or a redemption date falls on a day that is not a business day, the payment due on such date will be postponed to the next succeeding business day, and no further interest will accrue in respect of such postponement. Business day means any day which is a day on which commercial banks settle payments and are open for general business in New York City.

Ranking

The new notes will be senior unsecured obligations of our Company, ranking equally with our other unsecured and unsubordinated obligations. The new notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that that your right as a holder of our new notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. As of July 3, 2005, we had approximately $702.9 million of debt outstanding, all of which would rank equally with the new notes. The indenture does not limit the incurrence of unsecured debt by us or our subsidiaries. The new notes will be effectively subordinated to any of our secured debt to the extent of the value of the assets securing such debt. The indenture permits, subject to certain limitations, us and our restricted subsidiaries (as defined in the indenture) to incur secured debt.

We may from time to time, without giving notice to or seeking the consent of the holders of the new notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the new notes. Any additional securities having such similar terms, together with the new notes, will constitute a single series of securities under the indenture.

Denominations

The authorized denominations of the new notes will be $1,000 or any amount in excess of $1,000 which is an integral multiple thereof. No service charge will be made for any registration of transfer or exchange of the new notes, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection with the transaction.

Optional Redemption

The new notes will be redeemable, in whole or in part at any time and from time to time, at our option, at a redemption price equal to the greater of:

•	100% of the principal amount of the new notes to be redeemed; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the new notes (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banking institutions in Chicago, Illinois, or New York, New York, are authorized or obligated by law or executive order to close.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the new notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for that redemption date.

“Quotation Agent” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and its successors; provided, however, that if Citigroup Global Markets Inc. or its successors shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute for it another nationally recognized investment bank that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail notice of a redemption to holders of notes by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate.

Discharge, Defeasance and Covenant Defeasance

The indenture provides that we may elect either:

•	to defease and be discharged from any and all obligations with respect to the new notes (except for the obligation to register the transfer or exchange of such new notes, to replace temporary or mutilated, destroyed, lost or stolen new notes, to maintain an office or agency in respect of the new notes and to hold moneys for payment in trust) (“defeasance”) or

•	to be released from our obligations under the new notes with respect to certain cross-default provisions described in the fifth bullet point under “—Events of Default and Remedies” and the restrictions described under “—Certain Covenants with Respect to the New Notes” (“covenant defeasance”), upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient to pay the principal of and interest, if any, on the new notes on the scheduled due dates for such payments. In the case of defeasance, the holders of new notes will be entitled to receive payments in respect of the new notes solely from such trust. Such a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of the new notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion, in the case of defeasance under the first bullet point above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the indenture.

Registration, Transfer and Exchange

We appointed the trustee as securities registrar for the purpose of registering the new notes and transfers and exchanges of the new notes and, subject to the terms of the indenture, the notes may be presented for registration of transfer and exchange at the offices of the trustee.

Certain Covenants with Respect to the New Notes

Certain Definitions Applicable to Covenants

•	“Attributable Debt” is defined to mean the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the rate per annum equal to the weighted average interest rate borne by the new notes.

•	“Consolidated Net Tangible Assets” is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities, and (2) goodwill and like intangibles of the Company and its consolidated subsidiaries.

•	“Principal Property” is defined to mean any bottling, distribution or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, owned or leased by the Company or any Subsidiary, the gross book value of which (without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 3% of Consolidated Net Tangible Assets (other than any such facility which, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

•	“Restricted Subsidiary” is defined as a Subsidiary of the Company which (1) owned a Principal Property as of the date of the indenture, or (2) acquires a Principal Property after such date from the Company or a Restricted Subsidiary other than for cash equal to such property’s fair market value as determined by the Board of Directors of the Company, or (3) acquires a Principal Property after such date by purchase with funds substantially all of which are provided by the Company or a Restricted Subsidiary or with the proceeds of indebtedness for money borrowed, which indebtedness is guaranteed in whole or in part by the Company or a Restricted Subsidiary, or (4) is a party to any contract with respect to the bottling, canning, packaging or distribution of soft drinks or soft drink products (unless such contract, in the opinion of the Board of Directors of the Company, is not materially important to the total business conducted by the Company and its Subsidiaries as an entirety).

•	“Subsidiary” of the Company is defined as a corporation more than 50% of the voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company.

Restrictions on Debt

The Company:

•	will not itself, and will not permit any Restricted Subsidiary to, incur or guarantee any evidence of any indebtedness for money borrowed (“Debt”) secured by a mortgage, pledge or lien (“Mortgage”) on any Principal Property of the Company or any Restricted Subsidiary, or on any share of capital stock or Debt of any Restricted Subsidiary, without securing or causing such Restricted Subsidiary to secure the new notes equally and ratably with (or, at the Company’s option, prior to) such secured Debt, and

•	will not permit any Restricted Subsidiary to incur or guarantee any unsecured Debt or to issue any preferred stock, in each instance unless the aggregate amount of (A) all such Debt, (B) the aggregate preferential amount to which such preferred stock would be entitled on any involuntary distribution of assets and (C) all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of transactions which are excluded as described in “Restrictions on Sales and Leasebacks” below), would not exceed 10% of Consolidated Net Tangible Assets.

The above restrictions do not apply to any of the following, which will be excluded from Debt in any computation under such restrictions:

•	Debt secured by Mortgages on property of, or on any shares of capital stock or Debt of, any corporation, and unsecured Debt of any corporation, existing at the time such corporation becomes a Restricted Subsidiary,

•	Debt secured by Mortgages in favor of the Company or a Restricted Subsidiary and unsecured Debt payable to the Company or a Restricted Subsidiary,

•	Debt secured by Mortgages in favor of governmental bodies to secure progress or advance payments,

•	Debt secured by Mortgages on property, shares of capital stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) or incurred within certain time limits to finance the acquisition thereof or construction thereon,

•	unsecured Debt incurred within certain time limits to finance the acquisition of property, shares of capital stock or Debt (other than shares of capital stock or Debt of the Company) or to finance construction on such property,

•	Debt secured by Mortgages securing industrial revenue bonds, or

•	any extension, renewal or replacement of any Debt referred to in any of the foregoing exceptions.

In addition, the above restrictions do not apply to any issuance of preferred stock by a Restricted Subsidiary to the Company or another Restricted Subsidiary, provided that such preferred stock shall not thereafter be transferable to any person other than the Company or a Restricted Subsidiary.

Restrictions on Sales and Leasebacks

Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, unless, after giving effect to such transaction, the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to all such transactions plus all Debt to which the covenant described in “—Restrictions on Debt” is applicable would not exceed 10% of Consolidated Net Tangible Assets.

This restriction does not apply to any of the following, which shall be excluded in any computation of Attributable Debt under such restriction, Attributable Debt with respect to any sale and leaseback transaction if:

•	the lease is for a period not in excess of three years, including renewal rights;

•	the sale or transfer of the Principal Property is made prior to, at the time of or within a specified period after the later of its acquisition or construction;

•	the lease secures or relates to industrial revenue or pollution control bonds;

•	the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries; or

•	the Company or a Restricted Subsidiary, within 180 days after the sale or transfer is completed, applies to the retirement of Funded Debt of the Company or a Restricted Subsidiary ranking on a parity with or senior to the new notes, or to the purchase of other property which will constitute Principal Property of a value at least equal to the value of the Principal Property leased in such sale and leaseback transaction, an amount not less than the greater of (A) the net proceeds of the sale of the Principal Property so leased, or (B) the fair market value of the Principal Property leased. In lieu of applying the proceeds of such sale to the retirement of Funded Debt, the Company may receive credit for (1) the principal amount of any new notes (or other notes or debentures constituting Funded Debt of the Company or a Restricted Subsidiary) delivered within such 180-day period to the applicable trustee for retirement and cancellation, and (2) the principal amount of any other Funded Debt voluntarily retired within such 180-day period.

Consolidation, Merger and Sale of Assets

The indenture provides that the Company shall not consolidate with or merge into, or transfer all or substantially all of its assets to, any person unless:

•	that person (including the successor corporation) is a corporation organized under the laws of the United States of America or any State or the District of Columbia;

•	that person (including the successor corporation) assumes by supplemental indenture all of the Company’s obligations on the new notes outstanding at that time; and

•	after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default shall have occurred and be continuing.

The indenture further provides that no such consolidation or merger of the Company with or into any other corporation and no conveyance or transfer of all or substantially all of its property to any person may be made if, as a result thereof, any Principal Property of the Company or any Restricted Subsidiary would become subject to a Mortgage which is not expressly excluded from the restrictions or permitted by the provisions described under “—Certain Covenants with Respect to the New Notes—Restrictions on Debt” unless the new notes are secured equally and ratably with (or, at the Company’s option, prior to) the Debt secured by such Mortgage by a lien upon such Principal Property.

Modification

Modification and amendments of the indenture may be made by the Company and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding new notes issued under the indenture which are affected by the modification or amendment, provided that no such modification or amendment may, without the consent of each holder of any new notes affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, such new note;

•	reduce the principal amount of (or premium, if any) or the interest, if any, on such new note;

•	change the place or currency of payment of principal (or premium, if any) or interest, if any, on such new note;

•	impair the right to institute suit for the enforcement of any such payment on or with respect to such new note;

•	reduce the above-stated percentage of holders of new notes necessary to modify or amend the indenture; or

•	modify the foregoing requirements or reduce the percentage of outstanding new notes necessary to waive compliance with certain provisions of the indenture or for waiver of certain defaults.

Events of Default and Remedies

The indenture defines an “Event of Default” whenever used therein with respect to the new notes as one or more of the following events:

•	default in the payment of interest, if any, on new notes for 30 days after becoming due;

•	default in the payment of principal of new notes when due;

•	default in the performance of any other covenant for 60 days after notice;

•	certain events of bankruptcy, insolvency or reorganization; and

•	a default under, or the acceleration of the maturity date of, any bond, debenture, note or other evidence of indebtedness of the Company or any Restricted Subsidiary (other than the new notes) or a default under any indenture or other instrument under which any such evidence of indebtedness has been issued or by which it is governed and the expiration of any applicable grace period specified in such evidence of indebtedness, indenture or other instrument, if the aggregate amount of indebtedness with respect to which such default or acceleration has occurred exceeds $1.0 million.

If any Event of Default described above shall occur and be continuing, then either the trustee or the holders of at least 25% in principal amount of the outstanding new notes may declare the principal amount of all of the new notes to be due and payable immediately.

The indenture provides that the trustee, within 90 days after the occurrence of a default with respect to the new notes, shall notify the holders of new notes of all uncured defaults known to it (the term default to mean any event specified above which is, or after notice or lapse of time or both would become, an Event of Default). Except, however, in the case of default in the payment of the principal of or interest on any new notes, the trustee is permitted to withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the new notes.

The Company is required annually to furnish the trustee with a certificate by certain officers of the Company stating whether or not, to the best of their knowledge, the Company is in default in the fulfillment of its covenants under the indenture. If there has been a default in the fulfillment of any such covenant, the certificate must specify the nature and status of each such default.

The holders of a majority in principal amount of the outstanding new notes will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the new notes, and to waive certain defaults.

The indenture provides that, if an Event of Default shall occur and be continuing, the trustee shall exercise such of its rights and powers under the indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of new notes, unless such holders first offer to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

Information Concerning The Trustee

Citibank, N.A. is the trustee under the indenture relating to the new notes and for certain of our outstanding senior debt securities. Citibank, N.A. has, and certain of its affiliates may from time to time have, banking relationships with us and certain of our affiliates.

The trustee under the indenture relating to the new notes may from time to time make loans to us and perform other services for us in the normal course of business. Under the provisions of the Trust Indenture Act of 1939, as amended, which we refer to as the “Trust Indenture Act,” upon the occurrence of a default under an indenture, if a trustee has a conflicting interest (as defined in the Trust Indenture Act), the trustee must, within 90 days, either eliminate such conflicting interest or resign. Under the provisions of the Trust Indenture Act, an indenture trustee shall be deemed to have a conflicting interest, among other things, if the trustee is a creditor of the obligor. If the trustee fails either to eliminate the conflicting interest or to resign within 10 days after the expiration of such 90-day period, the trustee is required to notify security holders to this effect and any security holder who has been a bona fide holder for at least six months may petition a court to remove the trustee and to appoint a successor trustee.

Governing Law

The new notes and the indenture for all purposes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. New notes will be issued on the settlement date only in exchange for old notes validly tendered and not withdrawn in the exchange offer.

The new notes initially will be represented by one or more global notes in registered, global form without interest coupons. The global notes will be deposited upon issuance with the trustee as custodian for DTC in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive new notes in registered certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

Exchange of Global Notes for Certificated Notes

A global note is exchangeable for new notes in registered definitive form (“certificated notes”) if:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depository;

(2)	we, at our option, notify the trustee in writing that we elect to cause the issuance of certificated notes; or

(3)	there has occurred and is continuing a default or event of default with respect to the new notes.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon prior written notice to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depository (in accordance with its customary procedures). Any certificated notes issued in exchange for an interest in a global note will bear the legend restricting transfers, if any, that is borne by such global note.

Same Day Settlement and Payment

We will make payments in respect of the new notes represented by the global notes (including principal, interest and premium, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, with respect to certificated notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The new notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such new notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by us with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Notes will not have new notes registered in their names, will not receive physical delivery of new notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the new notes, including the Global Notes, are registered as the owners of the new notes for the purpose of receiving payments and for all other purposes. Consequently, none of the Company, the trustee or any agent of the Company or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the new notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of new notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the new notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or

Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised us that it will take any action permitted to be taken by a holder of new notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the new notes as to which such Participant or Participants has or have given such direction. However, if there is an event of default under the new notes, DTC reserves the right to exchange the Global Notes for legended new notes in certificated form and to distribute such new notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC, Euroclear and Clearstream and their book entry systems has been obtained from sources the Company believes are reliable, but the Company takes no responsibility for the accuracy thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the expected material U.S. federal income tax consequences of the exchange of the old notes for the new notes and of the ownership and disposition of the new notes. The statements of law and legal conclusions contained in this summary are based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, possibly on a retroactive basis. We have not received, nor will we receive, any rulings from the Internal Revenue Service with respect to any of the matters summarized in this discussion. Therefore, there is no assurance that the Internal Revenue Service or a court would agree with the advice of our counsel, upon which this summary is based. Moreover, there is no assurance that such counsel’s advice will not be rendered invalid as a result of subsequent changes in the law, including changes to the Code or the interpretation thereof by the courts or the Internal Revenue Service.

The following does not consider the tax consequences under state, local or foreign law. Moreover, except as otherwise explicitly noted, this discussion does not describe the special considerations that may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, tax-exempt organizations, investment companies, foreign taxpayers and other special status taxpayers (e.g., persons holding the old notes or the new notes as part of a “straddle,” “hedge” or “conversion transaction”). This discussion deals only with old notes and new notes held as “capital assets” within the meaning of section 1221 of the Code.

We believe that the old notes and new notes should be treated as indebtedness for U.S. federal income tax purposes, and the discussion below is consistent with this view.

HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE POSSIBLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE EXCHANGE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES. UNLESS EXPRESSLY STATED OTHERWISE, ANY TAX ADVICE CONTAINED IN THE DISCUSSION BELOW IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR PURPOSES OF AVOIDING PENALTIES UNDER THE CODE.

Exchange of Old Notes for New Notes

The exchange of old notes for new notes will not be treated as an “exchange” for United States federal income tax purposes because the new notes will not be considered to differ materially in kind or extent from the old notes. As a result, a holder should not be required to recognize any gain or loss as a result of the exchange of old notes for new notes. In addition, each holder will have the same adjusted issue price, adjusted basis, and holding period in the new notes as it had in the old notes immediately prior to the exchange.

Tax Consequences of Holding and Disposing of the New Notes

Stated Interest on the New Notes.    Stated interest on a new note will be includible in gross income as ordinary interest income in accordance with a holder’s usual method of accounting for tax purposes. Thus, accrual method U.S. Holders will report interest on the new notes as it accrues, and cash method U.S. Holders will report interest when it is received or unconditionally made available for receipt.

Original Issue Discount.    Subject to a de minimis rule, the new notes will be treated as issued with original issue discount, or “OID,” to the extent their “stated redemption price at maturity” exceeds their “issue price.” The stated redemption price at maturity of the new notes will equal their stated principal amount. The issue price of the new notes will be equal to the issue price of the old notes.

The determination of the issue price of the old notes will depend, in part, on whether the old notes or the 6 3/8% debentures and the 7.20% debentures for which the old notes were exchanged, were traded on an “established securities market” at any time during the 60-day period ending 30 days after the date of the completion of the exchange offers of the 6 3/8% debentures and 7.20% debentures for old notes which closed in

June of 2005. In general, a debt instrument (or the property exchanged therefor) will be treated as traded on an established market if (a) it is listed on (i) the New York Stock Exchange or certain other qualifying national securities exchanges, (ii) certain qualifying interdealer quotation systems or (iii) certain qualifying foreign securities exchanges; (b) it appears on a system of general circulation that provides a reasonable basis to determine fair market value; or (c) subject to certain limitations, price quotations are readily available from dealers, brokers or traders. The issue price of a debt instrument that is traded on an established market or that is issued for another debt instrument so traded would be the fair market value of such debt instrument or such other debt instrument, as the case may be, on the issue date as determined by such trading. The issue price of a debt instrument that is neither so traded nor issued for another debt instrument so traded generally would be its stated principal amount.

Therefore, if the old notes are properly treated as traded on an established market under relevant Treasury Regulations, the issue price of the old notes for purposes of the OID provisions of the Code would be their fair market value at the time of issuance. If the old notes are not treated as traded on an established market but the old debentures are treated as traded on an established market, the issue price of an old note would be the fair market value of the old debentures exchanged for such old note (less the cash received other than with respect to accrued interest on the old debenture) as of the time of issuance of the old note. If neither the old debentures nor the old notes are properly treated as traded on an established market, the issue price of the old notes would be the stated principal amount of the old notes and there would be no OID on the old notes (and thus no OID on the new notes). Although not free from doubt, we believe, and intend to take the position, that both the old debentures and the old notes should be treated as traded on an established market. Therefore, the issue price of the old notes should be equal to their fair market value on the date of the exchange of the old notes for the old debentures. We believe, that, as of the time of such exchange, the fair market value of the old notes exceeded the stated principal amount of the old notes, and thus we intend to take the position that the old notes were not issued with OID (and thus the new notes have no OID).

Sale, Exchange, Redemption or Other Disposition of the New Notes.    Except as described below with respect to accrued market discount, upon the disposition of a new note by sale, exchange, redemption or otherwise, a holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously recognized as income, which will be treated as ordinary interest income) and (ii) the holder’s adjusted tax basis in the new note. A holder’s adjusted tax basis in a new note is described above under “—Exchange of Old Notes for New Notes.” Any capital gain or loss will be long-term capital gain or loss if the holder has a holding period for the note of more than one year. Holders should consult their tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain non-corporate taxpayers) and losses (the deductibility of which is subject to certain limitations).

Market Discount.    If a holder’s tax basis in a new note is less than its stated principal amount, subject to a de minimis exception, the holder will be treated as having purchased the new note at a “market discount.” In such case, a holder will be required to treat any principal payment on, or any gain realized on the sale, exchange or other disposition of, the new note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the new note and not previously included in income; a holder also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the new note. Alternatively, a holder may elect (with respect to the new note and all other market discount obligations acquired by the holder after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election may only be revoked with the consent of the Internal Revenue Service. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the new note, unless a holder elects to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount generally are treated as ordinary interest income.

Bond Premium.    If a holder’s initial tax basis in a new note is greater than its stated principal amount, such holder will be treated as having acquired the new note with “amortizable bond premium” equal in amount to such excess. A holder may elect (with respect to the new note and all of the holder’s other obligations with amortizable bond premium held on or acquired by such holder after the first day of the first taxable year to which such election applies) to amortize such premium using a constant yield method over the remaining term of the new note and may offset stated interest income and/or OID otherwise required to be included in respect of the new note during any taxable year by the amortized amount of such excess for the taxable year. This election may only be revoked with the consent of the Internal Revenue Service.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply with respect to payments, including interest, paid on the new notes during each calendar year. Under certain circumstances, a holder may be subject to backup withholding at a current rate of 28% on payments of interest (including OID, if any) on, and the proceeds of a sale, exchange or redemption of, the new notes, as the case may be. Backup withholding generally will not apply with respect to payments made to certain “exempt recipients” such as corporations (within the meaning of section 7701(a) of the Code) or certain tax-exempt entities. In the case of a non-exempt recipient, backup withholding generally applies only if such recipient (i) fails to furnish his or her social security or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) is notified by the Internal Revenue Service that he or she has failed to report payment of interest and dividends properly and the Internal Revenue Service has notified the withholding agent that the recipient is subject to backup withholding or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is his or her correct number and that he or she is not subject to backup withholding for failure to report interest or dividend payments. Backup withholding is not an additional tax. Rather, any amount withheld from a payment to a holder under the backup withholding rules is allowable as a credit against such holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a holder of old notes or new notes other than a holder who or which is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (other than a partnership that is not treated as a “United States person” under the Code) created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) over which a court within the United States is able to exercise primary supervision over the administration of the trust and (b) all substantial decisions of which one or more U.S. persons have the authority to control.

Interest on the New Notes.    Payments of interest (including OID, if any) on the new notes by us or any paying agent to a Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote; (ii) such Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership; (iii) such Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and (iv) certain certification requirements (summarized below) are met (the “Portfolio Interest Exemption”). If a Non-U.S. Holder of a new note is engaged in a trade or business in the United States, and if interest (including OID, if any) on such new note is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder), the Non-U.S. Holder, although exempt from U.S. withholding tax, generally will be subject to regular U.S. income tax on such interest (including OID, if any) in the manner described above with respect to holders generally. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID, if any) on an original note will be included in the earnings and profits of such Non-U.S. Holder if such interest (including OID, if any) is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

A payment of interest (including OID, if any) on a new note made to a Non-U.S. Holder generally will qualify for the Portfolio Interest Exemption or, as the case may be, the exception from withholding for income effectively connected with the conduct of a trade or business in the United States if, at the time such payment is made, the withholding agent holds a valid Form W-8BEN or Form W-8ECI and, if necessary, a Form W-8IMY, respectively (or an acceptable substitute form), from the Non-U.S. Holder and can reliably associate such payment with such Form W-8BEN or W-8ECI. In addition, under certain circumstances, a withholding agent is allowed to rely on Form W-8BEN (or an acceptable substitute form) furnished by a financial institution or other intermediary on behalf of one or more Non-U.S. Holders (or other intermediaries) without having to obtain copies of the Non-U.S. Holder’s Form W-8BEN (or substitute thereof), provided that the financial institution or intermediary has entered into a withholding agreement with the Internal Revenue Service and thus is a “qualified intermediary,” and may not be required to withhold on payments made to certain other intermediaries if certain conditions are met.

Disposition of New Notes.    Under current law, a Non-U.S. Holder of new notes generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of such new notes unless (i) the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the new notes as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a U.S. “tax home” (as defined for U.S. federal income tax purposes) or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual; or (iii) the Non-U.S. Holder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates. In the case of a Non-U.S. Holder that is described under clauses (i), (ii) and, in some cases, (iii) above, its gain will be subject to the U.S. federal income tax on net income and, in addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax as described above. An individual Non-U.S. Holder that is described under clause (ii) above will be subject to a flat 30% tax on gain derived from the sale, which may be offset by U.S. capital losses (notwithstanding the fact that he or she is not considered a U.S. resident). Thus, individual Non-U.S. Holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of a new note are urged to consult their tax advisors as to the tax consequences of such sale.

Estate Tax Consequences.    New notes beneficially owned by an individual who at the time of death is not a U.S. citizen or resident (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax as a result of such individual’s death, provided that, at the time of such individual’s death, the income from the new notes was not or would not have been effectively connected with the conduct by such individual of a trade or business within the United States and that such individual qualified for the exemption from U.S. federal withholding tax (without regard to the certification requirements) on interest that is described above under “—Interest on New Notes.”

Backup Withholding and Information Reporting.    Information reporting on Form 1099 and backup withholding at a current rate of 28% will not apply to payments of principal and interest (including OID, if any) made by us or a paying agent to a Non-U.S. Holder on new notes if the certification described above under “—Interest on the New Notes” is received, provided that the payor does not have actual knowledge that the Non-U.S. Holder is a U.S. person. However, interest (including OID, if any) may be required to be reported annually on Form 1042S.

Payments of the proceeds from the sale by a holder that is a Non-U.S. Holder of an original note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, the U.S. branch of a foreign bank or a foreign insurance company, a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business, or a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of an original note through the U.S. office of a broker is subject to information reporting and backup withholding unless the Non-U.S. Holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the exchange of the old notes and the acquisition, holding and disposition of new notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” individual retirement accounts and other plans that are subject to Section 4975 of the Code (as defined herein) or provisions under any federal, state, local, non-U.S. or other laws or regulations that are substantially similar to such provisions of ERISA or the Code (collectively, “similar laws”), and entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, accounts and other plans (each, a “plan”).

This summary is based on the provisions of ERISA and the Code (and the related regulations and administrative and judicial interpretations) as of the date of this prospectus. This summary does not purport to be complete, and future legislation, court decisions, administrative regulations, rulings or administrative pronouncements could significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of an employee benefit plan subject to Title I of ERISA, or an “ERISA Plan,” and ERISA and the Code prohibit certain transactions involving the assets of a plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of a plan or the management or disposition of the assets of a plan, or who renders investment advice for a fee (direct or indirect) or other compensation to a plan, is generally considered to be a fiduciary of the plan.

In considering an investment in the new notes of a portion of the assets of a plan, regardless of whether such plan is an ERISA Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the plan and the applicable provisions of ERISA, the Code or any similar law. In addition, a fiduciary of an ERISA Plan should determine if an investment in the new notes satisfies the fiduciary’s duties to the ERISA Plan including, without limitation, the prudence, diversification and exclusive benefit provisions of ERISA.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit a plan subject to Title I of ERISA or Section 4975 of the Code from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest” under ERISA or “disqualified persons” under the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

The exchange of the old notes and the acquisition, holding and disposition of the new notes by or on behalf of a plan may constitute or result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code if the Company, the trustee or the exchange agent is or becomes a party in interest or disqualified person with respect to the plan, unless an exemption is available. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to these transactions, depending on the type and circumstances of the plan fiduciary making the decision to acquire the new notes. These class exemptions include, without limitation, PTCE 84-14 regarding transactions effected by qualified professional asset managers, PTCE 90-1 regarding investments by insurance company pooled separate accounts, PTCE 91-38 regarding investments by bank collective investment funds, PTCE 95-60 regarding investments by insurance company general accounts, and PTCE 96-23 regarding transactions effected by in-house asset managers. Each of these PTCEs contains conditions and limitations on its application. Fiduciaries of plans that consider acquiring new notes in reliance on any of these or any other PTCEs should carefully review the PTCE to assure it is applicable.

Each holder of old notes that acquires new notes and that is a plan or is using plan assets will be deemed to have represented and warranted that the exchange of the old notes and the acquisition, holding and disposition of the new notes will not result in a non-exempt prohibited transaction under ERISA, the Code or any substantially similar applicable law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Fiduciaries or other persons considering exchanging old notes and acquiring the new notes on behalf of or with plan assets of a plan should consult with their counsel, prior to any such transaction, regarding the potential applicability of ERISA, Section 4975 of the Code and any substantially similar laws to such investment and the availability of an applicable exemption.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business 180 days after the expiration date, we will make this prospectus, as amended and supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to these prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the notes will be passed upon for us by Kennedy Covington Lobdell & Hickman, L.L.P. Kennedy Covington Lobdell & Hickman, L.L.P. has from time to time acted as counsel for the Company and its subsidiaries and may do so in the future.

EXPERTS

The consolidated financial statements as of January 2, 2005 and December 28, 2003 and for each of the three fiscal years in the period ended January 2, 2005 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of January 2, 2005, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended January 2, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. Our SEC filings are available over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference facility:

Public Reference Room

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus information that we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering:

•	Our Annual Report on Form 10-K for the fiscal year ended January 2, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended April 3, 2005 and July 3, 2005;

•	Our Current Report on Form 8-K filed with the SEC on February 28, 2005 reporting information pursuant to Items 1.01 and 9.01 of Form 8-K; and

•	Our Current Reports on Form 8-K filed with the SEC on March 4, 2005; April 12, 2005; May 11, 2005; May 24, 2005; June 3, 2005; June 9, 2005; June 20, 2005; June 23, 2005; June 24, 2005 and July 7, 2005.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

You may request a copy of any filings referred to above, at no cost, excluding any exhibits to those filings unless the exhibit is specifically incorporated by reference in those filings, by writing or telephoning us at the following address and telephone number:

Steven D. Westphal

Senior Vice President and Chief Financial Officer

Coca-Cola Bottling Co. Consolidated

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

Telephone: (704) 551-4400